Exhibit 99.1

AGM Group Holdings Inc. Signs Non-binding MOU with Beijing Hieason Technology Co., Ltd.to Establish Strategic Cooperation in Smart Commercial Advertising Screens

BEIJING, China, Feb. 11, 2020 /PRNewswire/ -- AGM Group Holdings Inc. (“AGM Holdings” or the “Company”) (NASDAQ: AGMH), a software company focusing on fintech software, trading education software, website service and accounting and ERP software, today announced that its indirectly wholly owned subsidiary, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), has entered into a Non-binding Memorandum of Understanding (the “Non-binding MOU”) with Beijing Hieason Technology Co., Ltd. (“Beijing Hieason”) to establish strategic cooperation in smart commercial advertising screens. Through strategic cooperation, the parties strive to become a leading smart commercial advertising service agency in China within three years.

Established on May 30, 2014, Beijing Hieason is a high-tech enterprise. Its main technologies and business products include research and development of artificial intelligence computing visual recognition technology algorithm, optical field imaging technology, AR / VR, and 5G data application. Its products are widely applied in various governments and industries.

Pursuant to the Memorandum of Understanding, Beijing Hieason agrees to transfer its intellectual property rights and intangible assets in connection with the smart screens to “Anxun Union”, a new or existing company to be designated by both parties. AGM Beijing agrees to acquire the equity interest of Anxun Union by cash and by causing AGM Holdings to issue its Class A ordinary shares.

The Non-binding MOU does not create an obligation on the part of either party to consummate any transaction. The proposed transaction is subject to a definitive agreement to be negotiated between the two parties, conditioned upon further financial and legal due diligence and approval of the Company’s Board of Directors, as well as other customary closing conditions. There is no assurance that any transaction will be concluded.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Hong Kong, AGM Group Holdings Inc. is an emerging technology company, currently engaged in the business of fintech software, trading education software and website service, and accounting and ERP software. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact the Company:

Email: ir@agmprime.com